UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

                                                 Commission File Number: 1-13776
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                                                 CUSIP Number:         395379308
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                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR [ ] Form N-CSR

      For Period Ended: September 30, 2009

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

GreenMan Technologies, Inc.
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Full name of Registrant

N/A
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Former name if applicable

205 S. Garfield
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Address of Principal Executive Office (Street and Number)

Carlisle, Iowa 50047
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City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).  [X]

      (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)   The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)   The accountant's statement of other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Additional time is required in order to finalize the accounting for American Power Group, Inc. acquisition as well as the Green Tech Products, Inc. goodwill impairment as they impact September 30, 2009 yearend information and to prepare and file the Registrant’s Form 10K for the fiscal year ended September 30, 2009. The Registrant further represents that the Form 10-K will be filed by no later than the 15th day following the date on which the Form 10-K was due.

                          PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

       Charles E. Coppa, CFO        781                  224-2411
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            (Name)              (Area  Code)         (Telephone  Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s business changed substantially in November 2008, when it sold substantially all of the assets of its tire recycling operations for approximately $27.9 million in cash. Because the tire recycling assets were operated during only a portion of fiscal 2009, their respective assets, liabilities and results of operations have been classified as discontinued operations for all periods to be presented in the form 10K for the fiscal year ended September 30, 2009. The Registrant recognized a gain on sale of approximately $14.4 million, net of estimated taxes of approximately $5.5 million which is included in gain on sale of discontinued operations.  The Registrant’s current operations are comprised of two business segments, the molded recycled rubber products operations (Green Tech Products, Inc.); and the dual fuel conversion operations (American Power Group, Inc.) which are included since July 2009 when they were acquired.

Revenues for the fiscal year ended September 30, 2009 decreased approximately $.24 million to $3.23 million as compared to approximately $3.47 million for the fiscal year ended September 30, 2008. These results reflect the reclassification of all tire recycling revenue as discontinued operations for both reporting periods.

During the past two fiscal years, Green Tech Products, Inc. has lost approximately $800,000 per year on stagnant revenue growth. The Registrant’s management determined that based on several fair value determination scenarios the estimated fair value of Green Tech Product’s goodwill to be below its carrying value and therefore anticipates recording a non-cash goodwill impairment loss of $2,290,000 at September 30, 2009.

The Registrant anticipates reporting a net loss from continuing operations of approximately $6.1 million and income from discontinued operations, net of taxes of approximately $14.7 million for the fiscal year ended September 30, 2009. This is in comparison to a net loss from continuing operations of approximately $2.7 million and income from discontinued operations, net of taxes of approximately $10.6 million (including a deferred tax benefit of approximately $5.3 million and income from discontinued operations of $2.4 million associated with a one-time, non-cash gain resulting from the de-consolidation of our inactive Georgia subsidiary which filed Chapter 7 bankruptcy during the fiscal year ended September 30, 2008) for the fiscal year ended September 30, 2008.

In addition, as a result of the financial impact of the tire recycling operation divestiture described above, the Registrant anticipates reporting working capital of approximately $6.4 million at September 30, 2009 as compared to a working capital deficit of approximately $9.1 million at September 30, 2008.

                           GreenMan Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2009                    By /s/ Charles E. Coppa
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                                         Name: Charles E. Coppa
                                         Title: Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C.1001).
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